Exhibit 99.1

Volvo Aero expands in US

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 9, 2006--Volvo Aero (NASDAQ:VOLVY) (STO:VOLVA) (STO:VOLVB) is expanding facilities at its Aero-Craft subsidiary in Newington, Connecticut. The current 40,000-square-foot (3,700-square-meter) plant and office building will be supplemented by an additional 27,000 square feet (2,500 square meters). At the same time, the number of employees will almost double.

The investment of USD 15.3 M is being partly financed through support from the State of Connecticut and town of Newington.

Volvo Aero acquired Aero-Craft, a manufacturer of aircraft engine components, at the end of 2004. Through the acquisition, Volvo Aero was able to add fan cases, the largest component covering the engine, to its product portfolio. In 2004 there were some 30 employees at Aero-Craft, which has now increased to 52. With the current business plans, there will be a need to recruit another 40 persons within the next few years.

The expansion is the result of a generally increasing demand for components combined with Volvo Aero's ambitions to increase fan case production. The existing workshop and machine park is insufficient.

The expanded plant is part of plans for production of fan cases for the largest aero engine in the world, the GE90, for the Boeing 777. There are also plans for manufacturing of fan cases for the Trent 900 engine for Airbus A380, for the Trent 1000 for the Boeing 787 and the GEnx for the Boeing 787.

"One important reason for us to make this investment in Newington is the fruitful cooperation with the State of Connecticut and Town of Newington. We are, among other benefits, being offered a USD 1.5 M loan to support the investments in machines and  equipment," says Martin Wanblom, President of Aero-Craft.

"Connecticut has a strong aerospace supply chain, and it is companies like Aero-Craft that are helping to ensure that our state remains a global leader in productivity, quality and innovation," said Connecticut Governor M Jodi Rell. "Providing financial assistance to smaller aerospace companies like Aero-Craft is one of the ways we can nurture their growth and help ensure they continue to make valuable contributions to our state's economy for years to come."

The State Bond Commission approved the USD 1.5 M loan on October 6.

The Newington Town Council recognized the long-term economic benefits of the expansion and has committed its own financial resources through its support of a three-year property tax fixing agreement between the town and Aero-Craft. This agreement was approved by the Town Council on September 26.

Photos of Martin Wanblom, President at Aero-Craft, are available at http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/news+images/
Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Aero-Craft
Martin Wanblom, President, +1 860 989 9748
or
Volvo Aero
Erling Vister, Senior Vice President, +46 70 568 1600